COREY L. ZARSE 312-609-7785 czarse@vedderprice.com

September 11, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	DWS Value Series, inc. (the “Registrant”); File No. 811-05385

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-152889) relating to the issuance of shares of beneficial interest in connection with the merger of DWS Equity Partners Fund, Inc. (“Equity Partners Fund”) (File No. 811-08886) into DWS Large Cap Value Fund, a series of the Registrant (the “Merger”).

On or about September 11, 2008, the Registrant will be filing by letter a request for acceleration of effectiveness as of September 12, 2008.

It is currently expected that a special meeting of shareholders of Equity Partners Fund will be held on October 21, 2008. Accordingly, we plan to mail the proxy materials to Equity Partners Fund shareholders around September 17, 2008.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Very truly yours,

/s/ Corey L. Zarse

CLZ/kc

Enclosures